

May 14, 2012

<u>Via E-mail</u>
John Potter
Principal Executive Officer
New Global Energy, Inc.
215 South Riverside Drive, Suite 12
Cocoa, FL 32922

> **Re: New Global Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 30, 2012**
> **File No. 333-179669**

Dear Mr. Potter:

We have reviewed your responses to the comments in our letter dated April 13, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please

> state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

2. We note your response to our prior comment 1 and the included legal analysis but are not persuaded that you are not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have minimal assets excluding cash, no revenues to date and appear to have no or nominal operations. In this regard, we note that significant steps remain to commence the operations of your energy cell business. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities. Also revise the Risks Factors section accordingly.

3. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

4. Provide a currently dated consent from the independent public accountant in the amendment.

Registration Statement Cover Page

5. We note that the registration statement cover page indicates that the most recent amendment was filed on April 2, 2012. In future amendments, please revise such reference to reflect the date of filing. In this regard, we note that the most recent amendment was filed on April 30, 2012.

Prospectus Summary, page 5

Our Company, page 5

6. Please revise the first paragraph to clarify, if true, that your "global energy cell" will consist mainly of undeveloped land where you will grow plants for harvest and farm fish.

7. We note your disclosure in the third paragraph that at your current rate of operations you could continue for the next 6 months with or without further management contributions. Please reconcile this disclosure with your disclosure in the fourth paragraph that based on your current burn rate and cash on hand of $39,784 that you could continue operations beyond 12 months. Please also reconcile each of the above referenced disclosures with the disclosure in the fifth paragraph that you will need $375,000 from this offering to satisfy your cash requirements for the next 12 months. Please also revise the Liquidity and Capital Resources section on page 37 accordingly.

8. Please refer to the fifth paragraph. We note that your disclosure in this paragraph implies that $375,000 is the minimum capital amount necessary to develop your first energy cell. Please reconcile this disclosure with the disclosure contained in the numbered paragraphs on page 6 which detail a minimum capital amount of $730,000 assuming the minimum amounts, leased land and no solar component and a maximum capital amount of $2,345,000 assuming the maximum amounts, purchased land and a solar component. If additional funds outside of this offering are required to complete the development of your business plan, please clarify that fact and quantify the additional funding requirements. Please also revise the prospectus throughout as applicable. In this regard, we note that throughout the prospectus that you disclose cost estimate ranges to complete the development of your first energy cell. Please revise each referenced range as applicable.

9. We note that a substantial number of your developmental steps listed on page 6 are related to the identification of land for the site of your energy cell. However, you have also disclosed that you have commenced some of these steps. Please revise to clarify whether the time estimates disclosed are contingent upon the closing of this offering and when the steps, where applicable, will be commenced. Also revise to clarify when you expect to complete your first energy cell.

Risk Factors, page 10

10. We note your response to our prior comment 16 and reissue. We note your disclosure throughout this section that you own a proprietary technology platform. For example, please refer to the second to last risk factor. We also note your disclosure on page 6 that you have only completed 15% of the initial planning and layout of your first energy cell and that completion of such layout will require the assistance of industry consultants. Based on such disclosure, it does not appear that you currently own or possess the necessary intellectual property rights, propriety technology or know how to conduct your business and current operations and to implement your plan of operations as contemplated. Please revise this section throughout to remove any implication that you currently own a propriety technology platform and revise to include a risk factor to specifically discuss the acquisition of such rights, technology or know how to include quantifying the timing and costs associated therewith.

<u>Management has limited experience in renewable energy, agriculture, or aquaculture, page 10</u>

11. We note your disclosure in the second paragraph that you expect your first energy cell to cost between $400,000 and $800,000. Please reconcile this cost estimate with the minimum and maximum capital amounts detailed in the numbered paragraphs on page 6 which disclose higher minimum and maximum amounts. Please also disclose this cost estimate in an appropriate place in the Prospectus Summary section on page 5.

<u>Business, page 29</u>

<u>Plan of Operations, page 32</u>

12. Please refer to the sixth through eighteenth paragraphs in this section. We note that you have disclosed certain revenue projections by product (e.g. sales of cuttings, sales of Jatropha oil, and sales of fish) and certain expense projections related to the same products. We also note that in certain paragraphs that you have disclosed certain production, pricing and cost estimates for these same products. Please revise this section based on your plan of operations which allocates 10 acres to fish ponds and 30 acres to the growing of Jatropha trees to clearly tie the revenue and expense projections to your production, pricing and cost estimates. Revise in sufficient detail so that investors can clearly understand how you calculated these revenue and expense projections to include any assumptions upon which these calculations are based. Alternatively, please revise to remove these projections.

<u>Management's Discussion and Analysis of Financial Condition, page 37</u>

<u>Liquidity and Capital Resources, page 37</u>

13. We note that the disclosures in the first paragraph of this section do not align with the disclosures in the Prospectus Summary section on page 5 or in the last paragraph on page 39 of this section. For example, we note, as of March 31, 2012, that you have borrowed $80,000 of your available loan and have cash on hand of $39,784. We also note that the time estimates for continued operations in the two sections vary between six months and 12 months. Please revise each section for consistency.

14. We note your disclosure regarding the items that you will be able to accomplish if 25%, 50% and 100% of the offering is completed. Please reconcile this disclosure with the costs detailed in the numbered paragraphs immediately preceding such disclosure. In this regard, the items disclosed as being able to be accomplished at the 50% funding level appear to cost in excess of $375,000 which is the projected net proceeds at this funding level. Please revise as applicable.

Security Ownership of Certain Beneficial Owners and Management, page 43

15. We note your response to our prior comment 36 and reissue. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K. In this regard, we note the reference date of March 31, 2012.

Exhibit 10.1

16. We note your response to our prior comment 42 and reissue. Please refile a fully executed copy with conformed signatures. In this regard, we note that you have not provided the conformed signatures of either New Global Energy, Inc. or Bio-Global Resources, Inc.

Exhibit 10.2

17. We note your response to our prior comment 44 and reissue. Please refile a fully executed copy with conformed signatures. In this regard, we note that you have not provided the signatory or conformed signature of New Global Energy, Inc.

You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Perry Douglas West, Esq.